FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of October 2014 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On October 27, 2014, the registrant announced signing definitive agreement to re-finance its bank debt with a $111 million term loan maturing 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 27, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Signed Definitive Agreement to Re-Finance Its Bank Debt with a $111 Million Term Loan Maturing 2018

Re-Financing Substantially Reduces 2015 and 2016 Principal Payments from $101
Million to $24 Million

MIGDAL HAEMEK, Israel, October 27, 2014 – TowerJazz, the global specialty foundry leader, today announced that it re-financed its existing bank debt, replacing the present loans previously scheduled to be repaid during the coming two years, with a $111 million term loan maturing by October 2018.

This re-financing substantially reduces the principal payments for 2015 and 2016 from $101 million to $24 million. Interest on the loans is USD LIBOR rate plus 3.9% per annum. The schedule of the $111 million loans is $10 million principal payment during each of 2014 and 2015, $14 million during 2016, $56 million during 2017 and $21 million during 2018.

The agreement with the banks also contains a mechanism for prepayment of principal based on excess cash flow the company may incur, as well as customary fees and financial ratios which are aligned with the company's business plan.

“After performing due diligence on our business plans and financial forecasts, the lending banks have demonstrated their belief in the company by providing this long-term loan,” said Russell C. Ellwanger, TowerJazz’s CEO. “Built upon the foundation of very strong organic growth and the strategic, financial and operationally accretive nature of the Panasonic transaction, this term loan maturing end of 2018 will further enhance our positioning in the market and enable us to more strongly invest in our strategic plans.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit www.towerjazz.com and www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com
GK Investor Relations: Kenny Green, (646) 201 9246 | towerjazz@gkir.com